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November Update: MLPN Exchange Traded Note Linked to the Cushing® 30 MLP Index

Product Provides Cushing® 30 MLP Index Exposure on NYSE Arca

New York, November 11, 2010 The Cushing® 30 MLP Index ETN (The "ETN") (NYSE Arca: MLPN) are senior unsecured debt securities linked to the performance of the Cushing® 30 MLP Index (the "Index"), and may pay a variable quarterly coupon linked to the cash distributions paid on the constituent MLPs in the Index, as reduced by the multiplier and the investor fee.

Ticker: MLPN

CUSIP:  22542D852

ETN Annual Investor Fee: 0.85%

Inception Date:   April 13, 2010

ETNs outstanding as of November 10, 2010: 3,633,050

Average daily volume as of November 10, 2010: 99,636

High since inception: 23.85 (closing high)

Low since inception: 18.01 (closing low)

More information on the Cushing® 30 MLP Index ETN can be found on: www.credit-suisse.com/notes.

The exchange traded approach offers a variety of advantages to investors, including real-time pricing, intraday liquidity and portfolio transparency – advantages previously not associated with alternative investments.

This ETN is linked to the performance of the Cushing® 30 MLP Index, an index which is calculated intraday and reflects the return of a dynamic basket of 30 equally-weighted publicly traded master limited partnerships ("MLPs") which hold mid-stream energy infrastructure assets in North America.  The MLPs underlying the Index are reset to an equal weighting on a quarterly basis in accordance with a formulaic, proprietary valuation methodology (SValuES©) developed by Swank Energy Income Advisors, L.P.

An investment in the ETN involves risks, including the possible loss of part or all of your investment. The ETN's investment performance depends on the performance of the underlying Index, and is subject to fees which will impact the return on such investment. The ETN may not be a suitable investment for you if you are not willing to be exposed to the fluctuations in the level of the Index; you seek a guaranteed return of principal; you believe the level of the Index will decrease or will not increase by an amount sufficient to offset the impact of the fees during the terms of the ETN; you prefer the lower risk and therefore accept the potentially lower but more predictable returns of fixed income investments with

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comparable maturities and credit ratings; or you seek current income from your investment. Although the ETN is listed on the NYSE Arca, a trading market may not continue for the term of the ETN; we are not required to maintain any listing of the ETN on NYSE Arca or any other exchange or quotation system. In addition, although the return on the ETN will be based on the performance of the Index, the payment of any amount due on the ETN, including any payment at maturity is subject to the credit risk of Credit Suisse. For further information regarding risks, please see the section entitled "Risk Factors" in the applicable prospectus.

Contact Information

Karen Laureano-Rikardsen, Tel: 212 325 1719, karen.laureano-rikardsen@credit-suisse.com

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Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the prospectus in that registration statement and the applicable pricing supplement, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 that Credit

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Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

Certain information contained in this document constitutes "Forward-Looking Statements" (including observations about markets and industry and regulatory trends as of the original date of this document), which can be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "anticipate", "target", "project", "estimate", "intend", "continue" or "believe", or the negatives thereof or other variations thereon or comparable terminology. Due to various risks and uncertainties beyond our control, actual events, results or performance may differ materially from those reflected or contemplated in such forward-looking statements. Readers are cautioned not to place undue reliance on such statements. Credit Suisse has no obligation to update any of the forward-looking statements in this document.

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